Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Listing of Property Management Business on Hong Kong Stock Exchange

BEIJING, China, October 11, 2019 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and in other countries, today announced the listing of its property management service entity, Xinyuan Property Management Service (Cayman) Ltd. (“Xinyuan Service”), on the Hong Kong Stock Exchange (HKEX).

Launched in 1998, as the end of March 31, 2019, Xinyuan Service has a total of 30.01 millon square meters of contracts signed across the country, including Zhengzhou, Jinan, Qingdao, Beijing, Shanghai, Tianjin, Kunshan, Suzhou, Guangzhou, Foshan, Zhuhai, Xi’an, Chengdu, Changsha, Dalian, Hefei, Sanya, Taicang, Xuzhou, Yancheng, Xinxiang, Jiaozuo, Rongyang, Gongyi, Sanmenxia, Hebi, Puyang, Shangqiu, Luohe, Xinyang, Zhumadian, Pingdingshan, Nanyang, Xinzheng, Zhoukou and Xuchang. Among the contracts signed, a total of 15.80 million square meters in 28 cities are currently under management. Xinyuan Service will trade on the HKEX under code ‘01895’ beginning October 11, 2019, with 25% of the outstanding shares issued to new investors. The initial public offering price for each share was HK$2.08, resulting in a market valuation of HK$1.04 billion. After the listing, Xinyuan Real Estate will remain the largest shareholder with 60% of total shares held. Xinyuan Service will be consolidated on Xinyuan Real Estate’s balance sheet when reporting future financial results.

Mr. Yong Zhang, Xinyuan’s Chairman and CEO, stated, “The listing of Xinyuan Service on the HKEX, a leading international capital markets exchange, is a significant milestone and marks a new chapter of growth for the company. Our decision to list Xinyuan Service as a separate entity on the HKEX is an extension of the strategic realignment of our business, which we anticipate will contribute to strengthen our core real estate development capability. We believe this decision will bring meaningful benefits to our businesses, our customers, and our shareholders.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, and Suzhou. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

2